

January 29, 2013

Via E-mail
Iain J. Mackay
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

     Re: **HSBC Holdings plc**
               Form 20-F for Fiscal Year Ended December 31, 2011
               Filed March 7, 2012
               Form 6-K Filed July 30, 2012
               File No. 001-14930

Dear Mr. Mackay:

We have reviewed your filings and correspondence filed September 14, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe a revision in future filings is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Other US regulatory and law enforcement investigations, page 97e

1. We are aware of the U.S. Department of Justice and the U.S. Department of the Treasury press releases dated December 11, 2012, announcing the assessment of $1.921 billion in penalties by the United States against you in connection with apparent violations of U.S. law, including violations of the Cuba, Iran, and Sudan sanctions regulations administered by OFAC. We note also your filing of the same date on Form 6-K regarding your settlements with U.S. authorities. Finally, we note that the U.S. Senate Permanent Subcommittee on Investigations' Staff Report on HBSC dated July 17, 2012 indicates

that you have, directly or indirectly, engaged in transactions involving Syria that may have contravened OFAC regulations related to that country.

As you know, Cuba, Iran, Sudan, and Syria are designated by the U. S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, the referenced countries, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe any agreements, arrangements, or contacts you have had with the governments of the referenced countries, or with persons affiliated with or controlled by those governments.

2. Please discuss the materiality of your business activities related to, and other contacts with, Cuba, Iran, Sudan, and Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria. Your materiality analysis also should address the potential impact of your settlements with U.S. authorities referenced in the foregoing comment.

Renegotiated Loans and Forbearance, page 129

3. Please refer to our prior comment 7. We note your response to our third bullet in which you state that you are unable to disclose the balance of loans modified for reasons other than significant credit concerns. Please tell us the following information regarding modifications that are not reported as impaired loans:

- We note your disclosure in your response that you perform a first time re-age for loans with early stage delinquencies less than 60 days past due. Please tell us whether you downgrade the loan grade classification on these loans or segregate these loans into a separate pool for the purposes of determining the appropriate allowance. In this regard, it would seem that the need for a re-age, while not potentially significant in certain circumstances, could nonetheless indicate a decline in credit worthiness such that the loans should be separately pooled for the purposes of credit quality monitoring and assessment.

- We note that one item you consider when determining that a modification does not result in a renegotiated or impaired loan is the borrower's ability to access funds at market rates. Describe the data that is evaluated to determine that borrowers who receive a modification that is not considered a renegotiated or impaired loan have access to alternative funding with the same terms as the modified loan such that the modification is not considered to be a concession.

- Discuss any other procedures performed to verify that the modifications unrelated to credit concern should not be identified as a renegotiated or impaired loan. For example, tell us whether you perform any additional credit analysis at the time of modification or receive additional documentation from the borrowers, etc.

4. Please refer to our prior comment 7. We note your response to our sixth bullet point of that comment that presenting a percentage of renegotiated loans that have received multiple concessions is too complex and costly, but you have expanded your disclosure to indicate that a "significant portion" of your portfolio has received multiple renegotiations. Please tell us, and expand your disclosures in future filings to address the following:

- Discuss why such a significant portion of your renegotiations are not successful and discuss whether you have made changes to your modification programs as a result, and if so how.

- Provide disclosure that directionally discusses whether the level of multiple concessions for loans is increasing or decreasing to give a better sense of the successfulness of your modification programs.

- It is not entirely clear from your response how you believe your allowance methodology is timely capturing the inherent losses of your loan portfolio when multiple modifications are required on these loans. Specifically, given that the collective impairment methodology is based on historical performance information, it would appear there could be a lag in capturing the full severity of all of the modifications that would be required given that a significant portion of your renegotiated loans require multiple modifications. Please tell us in more detail how you believe your allowance methodology is able to fully capture the level of inherent losses in your portfolio at the time of the first renegotiation given the significant amount of multiple renegotiations required for your loan portfolio.

- We note your response to prior comment 16 where you indicate that HSBC Finance segregates renegotiated loan pools based on the number of times it was re-aged, or the delinquency status at the time of the re-age. Clarify whether you have separate loan pools for renegotiated loans that are on their first modification, versus those that are on their second or third modification. If not, tell us why you do not believe this is necessary to fully capture the inherent risk in this portfolio.

- Tell us whether any portion of your statistical adjustment discussed in response to prior comment 14 is meant to capture some of the risk of multiple renegotiations, and if so, how the level of this adjustment has changed over the years.

Impaired Loans Disclosure, page 133

5. Please refer to the second bullet point of our prior comment 8. We note your response that provides information about the net effect of the changes to your impairment methodology; however, our prior comment requested additional information regarding the gross impact of each individual change. Please tell us the information previously requested for each change to your methodology and for each changed assumption. For example, in response to our prior bullet one in our prior comment 8, you state that some default severity assumptions increased and some decreased. Provide quantification of the impact of each individual change. To the extent they are interrelated, such as the severity rate changes coupled with greater portfolio segmentation, provide this information by loan segment both before and after the change.

Financial Statements and Other Information

Notes on the Financial Statements, page 291

2 – Summary of Significant Accounting Policies, page 294

(f) Loans and Advances to customers, page 296

6. Please refer to our prior comment 12. We note that HSBC Finance transferred a portfolio of loans to held for sale during the second quarter of 2012 and recorded a $1.5 billion valuation allowance to record the loans at the lower of cost or fair value less costs to sell under U.S. GAAP. We also note your response that under IFRS, you continue to account for loans designated as held for sale at cost less any impairment in accordance with IAS 39. To the extent you are aware that the fair value of loans classified as held for sale and measured for impairment under IAS 39 differs materially from their carrying value, please revise future filings to disclose that fact and quantify the difference, either here or in management's discussion and analysis, as appropriate. Refer to Item 303(A)(3)(ii) of Regulation S-K.

Collectively assessed loans and advances, page 298

7. We note your response to our prior comment 13 that a quantified disclosure of your estimate of the period between a loss occurring and its identification would be onerous and lengthy. Given the subjective nature of this estimate and the critical nature of your allowance for loan losses estimate overall, we continue to believe this information is useful for investors because your estimate of this period can directly impact the level of loan losses you believe to be inherent in your portfolio. Please revise future filings, either here or in management's discussion and analysis, as appropriate, to provide further discussion of the loss emergence periods used. For example, at a minimum, please disclose the fact that you do not define a fixed range for this period across the Group, but that it is not expected that it would exceed twelve months given credit management policies that require all customers to be reviewed at least annually, as well as the fact that for retail assets, the loss emergence period is typically no less than six months.

8. As a related matter, we note that HSBC Finance and HSBC USA Inc. have both disclosed in their Forms 10-Q for the quarter ended September 30, 2012 that they plan to move their loss emergence periods under U.S. GAAP to closer to twelve months during the fourth quarter of 2012.   Please tell us whether a similar change will be made for these same portfolios under IFRS, and if not, please tell us why. As part of your response, please tell us whether you view the loss emergence period under U.S. GAAP consistently with the way you view it under IFRS, and if not, tell us why not. Also, tell us whether you have historically used the same loss emergence periods for HSBC Finance and HSBC USA Inc. under both U.S. GAAP and IFRS.

Renegotiated loans, page 300

9. We note your response to our prior comment 15 where you provide examples of circumstances that are likely to result in a conclusion that, as a whole, the renegotiated loan represents a substantially different financial instrument. Please respond to the following:

    •   It appears you are relying on the guidance in paragraph 40 of IAS 39, by analogy, for your accounting policy. If so, please tell us how you also considered the guidance in paragraph AG 62 of IAS 39 for your policy. Specifically, please tell us whether you incorporate a 10% minimum change in discounted cash flows in evaluating whether the instrument is substantially different. If not, please tell us why not.

    •   We note your disclosure that the loan renegotiations that HSBC Finance undertook in 2011 and prior years did not result in the renegotiated loans being substantially different. Please tell us whether any of the HSBC Finance renegotiations that have taken place have resulted in a 10% or greater change in discounted cash flows, and if so, why those would not be considered substantially different financial instruments under your policy. As part of your response, please clarify how you would consider multiple renegotiations for a borrower in a evaluating whether the cash flows have changed by 10% or more.

10. Please refer to our prior comment 15. We note your proposed roll forward related to renegotiated loans and your representation that you will include additional line items where material, such as loans derecognized as a result of a new loan agreement. However, your current presentation only shows a net line item related to write-offs and recoveries and a line item for additions. In order to increase the transparency of this disclosure, we believe, at a minimum, payments received and transfers to real estate owned on the renegotiated loans should be separately presented from those line items to give a clearer picture of the activity taking place and a sense of the successfulness of your modification programs. Please confirm that your disclosure in future filings will also include separate disclosure of changes due to these factors, or tell us why you do not believe such disclosure is meaningful.

Form 6-K filed July 30, 2012

Interim Management Report, page 13

Impaired loans and net impairment allowances, page 152

11. We note your disclosure on page 153 discussing additional changes in your assumptions relating to the timing of expected cash flows received from customers with modified loans, and that renegotiated loans represent 57% of your total gross loans at HSBC Finance per your disclosure on page 145. Please address the following:

- Quantify the impact this had on your allowance for loan losses and discuss the drivers behind those changes and whether you expect those trends to continue.

- Tell us whether this change is principally reflected in your individually assessed or collectively assessed allowance for loan losses. In this regard, we note that the North America allowances as a percentage of loans and advances, both individually assessed and collectively assessed, have decreased as a percentage of the loan balances that are individually and collectively assessed in North America.

- Please tell us why the North America allowances as a percentage of the loans individually assessed for impairment are so much lower than the similar percentage for the majority of your other geographic areas, based on disclosures on page 148, particularly given the fact that negative equity mortgages and other loan to value ratios greater than 90% make up 37% of your North America loan balances.

17 - Provisions, page 248

12. We note your disclosure of the additional $1,005 million related to provisions for payment protection insurance (PPI) redress. We also note in your Form 6-K filed on November 5, 2012 that you recorded an additional $357 million for payment protection insurance redress. We also note your discussion of the various types of assumptions used in determining these amounts, as well as the helpful disclosure highlighting the specific assumption that drove the majority of the increase in the provision during the period. Given the material nature of the additional charges and the uncertainty inherent in this estimate, please revise future filings to provide more information to highlight the potential additional obligations you face. For example, consider disclosing the following:

- The total amount of policies sold that are covered under the PPI redress program;

- Description of the amount of redress required under the program. For example, disclose if it is total premiums paid plus an interest component, or some other methodology. To the extent the level of redress varies among policies, please discuss how and your expectations of the volume of redress required under each type; and

- A roll forward of the level of outstanding complaints received, starting with the amount outstanding at the beginning of the year, complaints resolved, new complaints received and the number of complaints outstanding at the end of the period. Additionally, compare this level of complaints received to the outreach you may need to perform if systemic issues have been identified following root cause analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant